                                [RCC LETTERHEAD]







                                                 February 1, 2006


VIA FACSIMILE (202) 772-9209
----------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20649-0308
Attention:  Elaine Wolff

         Re:      Resource Capital Corp.
                  Registration No.:  333-126517

Dear Ms. Wolff:

         Resource Capital Corp. hereby withdraws its request for acceleration filed on January 31, 2006 for the above-referenced registration statement.



                                     Sincerely yours,

                                     RESOURCE CAPITAL CORP.

                                     /s/ Thomas C. Elliott
                                     -----------------------------------------
                                     Thomas C. Elliott
                                     Chief Financial Officer, Chief Accounting
                                     Officer and Treasurer